

March 8, 2021

Via E-Mail

Elizabeth Gonzalez-Sussman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

>   **Re: Kohl's Corporation**
>   **PRRN14A filed on March 5, 2021**
>   **Filed by Macellum Badger Fund, LP,** *et al.*
>   **File No. 1-11084**

Dear Ms. Gonzalez-Sussman:

   The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the revised filing listed above. Our comments follow.

Revised Preliminary Proxy Statement filed on March 5, 2021

The Board has Overseen Long Term Operating Underperformance, page 9

1. Refer to comment 3 in our prior letter and the information you provided supplementally in response to that comment about how you calculated the figures presented in the chart on page 9. Summarize the information provided supplementally in the revised proxy statement.

We Believe the Board has a History of Poor Capital Allocation, page 10

2. Refer to the first paragraph on page 10, where you state that Kohl's net sales decreased .6% between 2011-2019. However, the chart at the bottom of page 10 appears to show an increase in net sales over that period. If the 17% growth figure for the clothing industry over this period refers to something other than growth in net sales, this is not clear. Please revise or advise.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions